Exhibit 99.1

YAMANA GOLD ANNOUNCES FIRST QUARTER 2013 RESULTS
--Production continues to increase--

TORONTO, ONTARIO, April 30, 2013 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced its financial and operating results for the first quarter 2013.

HIGHLIGHTS FOR THE FIRST QUARTER 2013

•	Production of 291,312 gold equivalent ounces (GEO)(1) , an increase of 4% from the same period last year
•	Gold production of 248,239 ounces
•	Silver production of 2.2 million ounces
•	Cash costs(2)(3) of $383 per GEO, all-in sustaining costs(2)(4) of $856 per GEO
•	Revenues of $534.9 million
•	Adjusted earnings(2) of $117.0 million or $0.16 per share
•	Cash flow generated from operations(5) of $214.2 million or $0.29 per share
•	Cash and cash equivalents of $342.6 million at March 31, 2013

OTHER OPERATIONAL HIGHLIGHTS

•	C1 Santa Luz has commenced commissioning
•	Production increased by 9% at El Peñón from the same period last year, in part, due to increased gold grades
•	Production increased by 53% at Mercedes from the same period last year, with costs continuing to decline
•	Production increased by 38% at Minera Florida from the same period last year, as production at the expansion ramped up

“We were able to deliver increased production compared to the first quarter last year while generating comparable cash flow despite lower metal prices.  As in previous years, we expect sequential quarter-over-quarter increases in production and decreases in costs in 2013.  This should give us another year in a trend of increasing cash flows,” said Peter Marrone, Chairman and Chief Executive Officer.  “With the recent decline in metals prices, we are further evaluating our operations with the aim to actively bring down costs, preserve margin and maximize profitability.”

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	Gold equivalent ounces (GEO) includes silver production at a ratio of 50:1.
2.	Refers to a non-GAAP measure. Reconcilliation of non-GAAP measures are available at www.yamana.com/Q12013
3.	Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.
4.	Includes by-product cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
5.	Cash flow from operations before changes in non-cash working capital.

KEY STATISTICS

	Three Months Ending March 31st
(In thousands of US dollars except where noted)	2013	2012
Revenues	534,873	559,745
Cost of sales excluding depletion, depreciation and amortization	230,741	191,842
Depletion, depreciation and amortization	96,123	87,769
General and administrative expenses	36,713	33,063
Exploration expenses	6,923	13,167
Operating Earnings	162,362	235,837
Equity earnings from associate (Alumbrera)	133	10,943
Net Earnings	102,096	170,025
Net Earnings per share	0.14	0.23
Adjusted earnings	116,980	184,306
Adjusted earnings per share	0.16	0.25
Cash flow generated from operations after changes in non-working capital	173,801	287,902
Per share	0.23	0.39
Cash flow generated from operations before changes in non-working capital	214,219	220,417
Per share	0.29	0.30
Average realized gold price per ounce	1,620	1,696
Average realized silver price per ounce	29.81	32.94
Average realized copper price per pound	3.58	3.73

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PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY

	Three Months Ending March 31st
	2013	2012
Total gold equivalent ounces - produced	291,312	278,832
Gold produced	248,239	234,532
Silver produced (millions of ounces)	2.2	2.2
Total gold equivalent ounces - sold	292,039	281,721
Total copper produced - Chapada (millions of pounds)	27.4	30.3
Total copper sold - Chapada (millions of pounds)	29.1	27.3

	Three Months Ending March 31st
	2013	2012
Co-product cash costs per gold equivalent ounce	$587	$518
Cash cost per pound of copper - Chapada	$1.99	$1.58
By-product cash costs per gold equivalent ounce	$383	$292

PRODUCTION BREAKDOWN

	Three Months Ending March 31st
	2013	2012
Chapada	23,358	26,367
El Peñón	120,684	110,675
Gualcamayo	30,177	39,263
Mercedes*	36,575	23,953
Jacobina	17,366	30,493
Minera Florida	34,024	24,705
Fazenda Brasiliero	16,797	14,059
Ernesto/Pau-a-Pique**	4,109	-
Alumbrera (12.5%)	8,222	9,317
TOTAL	291,312	278,832
* Includes commissioning production of 8,959 GEO in the first quarter of 2012.
** Includes commissioning production of 4,109 GEO in the first quarter of 2013.

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Financial Results for the three months ended March 31, 2013

Net earnings for the first quarter were $102.1 million or $0.14 per share on a basic and diluted basis, compared with net earnings of $170.0 million or basic and diluted earnings per share of $0.23 for the three months ended March 31, 2012.  Adjusted earnings were $117.0 million or $0.16 basic and diluted earnings per share in the first quarter, compared with $184.3 million or $0.25 per share in the first quarter of 2012.  Lower net earnings and adjusted earnings were attributed mainly to lower realized commodity prices combined with inflationary impacts on costs and lower equity earnings from the Company's 12.5% of interest in Alumbrera.

Revenues were $534.9 million in the quarter compared with $559.7 million in the first quarter of 2012.  Mine operating earnings were $208.0 million, compared with $280.1 million in first quarter of 2012.  Lower revenues and mine operating earnings were due to lower metal prices offset by higher volume of metal sales combined with cost inflation. Higher cost of sales, including depletion, depreciation and amortization expenses, was mainly related to higher sale volumes of gold and copper and higher cash costs.

Revenues for the first quarter were generated from the sale of 284,872 GEO, consisting of 241,259 ounces of gold, 2.2 million ounces of silver and 29.1 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 273,494 GEO that consisted of 228,763 ounces of gold, 2.2 million ounces of silver and 27.3 million pounds of copper in the first three months of 2012.

The average realized gold price in the first quarter of 2013 was $1,620 per ounce versus $1,696 per ounce in the same quarter of 2012, the average realized copper price was $3.58 per pound versus $3.73 per pound in the first quarter of last year and the average realized silver price was $29.81 per ounce compared to $32.94 per ounce in the first quarter of 2012.

Cost of sales excluding depletion, depreciation and amortization (“DDA”) for the first three months of 2013 was $230.7 million compared with $191.8 million in same period of 2012 due to the increased volume of gold and copper sales and higher cash costs as a result of inflationary pressures in the countries where the Company operates.

DDA expense for the quarter was $96.1 million, compared to $87.8 million in the first quarter of 2012.  The increase in DDA is due to higher volume of gold and copper sales.

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Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $52.9 million in the quarter, compared to $66.9 million in the three months ended March 31, 2012.  The decrease in other expenses is detailed below.

General and administrative expenses were $36.7 million in the first quarter compared to $33.1 million in the first three months of 2012.  The increase in administrative expenses was due to the expanded administration of the Company’s growing operations including the addition of the Mercedes mine and consulting costs related to various process and organizational improvement initiatives.

Exploration and evaluation expenses were $6.9 million, compared to $13.2 million incurred in the first quarter of 2012.

Other operating expenses were $2.1 million in the quarter compared to $9.0 million in the first quarter of 2012, mainly due to lower impairment charges of available-for-sale financial assets.

Net finance expense was $7.1 million for the quarter compared with net finance expense of $11.6 million in the first quarter 2012.  Lower net finance expense was mainly due to higher unrealized foreign exchange gains.

Equity earnings from associate were $0.1 million for the quarter compared with $10.9 million in 2012.  Lower equity earnings were mainly due to lower revenues as a result of lower metal prices and lower sales volume.  Cash dividends from the Company’s equity investment in Alumbrera during the quarter were $4.6 million compared to $nil million in 2012.  In addition to the cash dividends, Minas Argentinas S.A., a wholly-owned subsidiary of the Company, received $43.8 million in proceeds from the draw-down against a loan facility arranged with Alumbrera.

The Company recorded an income tax expense of $53.2 million in the first quarter of 2013 compared to $54.2 million in the same quarter of 2012.  The income tax provision for the first quarter of 2013 reflects a current income tax expense of $52.2 million compared to tax expense of $59.8 million in the same quarter of 2012, and a deferred income tax expense of $1.0 million compared to tax recovery of $5.6 million.  The adjusted tax rate for the first quarter of 2013 is 29.3% compared to 26.2% for the first quarter of 2012.

Cash and cash equivalents as at March 31, 2013 were $342.6 million compared to $349.6 million as at December 31, 2012.  Cash flows generated from operations before changes in non-cash working capital items for the three months ended March 31, 2013 were $214.2 million, slightly lower than the $220.4 million generated for same period of 2012.  Lower cash flows generated from operations were due to the decline in metal prices and higher cash taxes paid.  Cash flows from operations after taking into effect changes in working capital items for the period ended March 31, 2013 were inflows of $173.8 million, compared to inflows of $287.9 million for the quarter ended March 31, 2012, which reflects a decrease in trade payables due to timing of payments.

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As at March 31, 2013, the Company had drawn down $100 million from its revolving credit facility, and had $1.0 billion in available funds to continue to invest in future growth.

Operating Results for the three months ended March 31, 2013

Total production for the Company was 291,312 GEO for the quarter, representing an increase of 4% over the same quarter of 2012.  Total production included the Company’s attributable production from the Alumbrera mine of 8,222 GEO and production during commissioning of Ernesto/Pau-a-Pique of 4,109 GEO, compared with total production of 278,832 GEO, including commissioning production of 8,959 GEO from Mercedes in the quarter ended March 31, 2012.

Commercial production for the first quarter was 287,203 GEO, representing a 6% increase over the commercial production of 269,873 GEO in the same quarter of 2012.  The increase was mainly due to the contribution a full quarter of commercial production from Mercedes in Mexico, increased production from El Peñón, Minera Florida and Fazenda Brasileiro, partly offset by the setback in production at Jacobina and slower production ramp-ups at Chapada and Gualcamayo.

By-product cash costs for the quarter averaged $383 per GEO, compared with $292 per GEO in the first quarter of 2012.  By-product cash costs were impacted by lower copper market prices, lower copper credit contribution by Alumbrera due to lower copper sales volume, planned lower gold grades at certain mines and higher input costs during the period.  The average market price for copper in the first quarter of 2013 was 5% lower than the average of the first three months of 2012.  By-product cash costs for the first quarter of 2013 exceeded the Company's previous guidance for a 2013 year-average of below $365 per GEO, which assumed a copper price of $4.00 per pound compared to average market price for the first quarter of $3.60 per pound and the Company's average realized price of $3.58 per pound.

Co-product cash costs for the quarter were $587 per GEO compared with $518 per GEO for the first quarter of 2012.

All-in sustaining cash costs were $856 per GEO on a by-product basis which reflects a realized credit for copper of $3.58 per pound.

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Copper production for the quarter was 27.4 million pounds from the Chapada mine, compared with 30.3 million pounds for same quarter of 2012.  Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate offset by higher throughput compared with the first quarter of 2012.  Additionally, 6.3 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 8.0 million pounds for the quarter ended March 31, 2012.  Total copper production for the first quarter of 2013 was 33.6 million pounds, compared with 38.3 million pounds in the first quarter of 2012.

Co-product cash costs per pound of copper averaged $1.90 per pound from the Chapada mine, compared with $1.51 per pound in the same quarter of 2012.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.99 per pound versus $1.58 per pound for the first quarter of 2012.

OPERATING MINES
Charts providing a summary of mine-by-mine operating results are presented at the end of this press release.

Chapada, Brazil

Chapada produced a total of 23,358 GEO contained in concentrate in the first quarter of 2013 compared with 26,367 GEO contained in concentrate in the same quarter of 2012. Chapada copper production was 27.4 million pounds in the quarter compared with production of 30.3 million pounds of copper in the first quarter of 2012.

Production for the quarter was lower than the first quarter of 2012 as a result of the anticipated lower grades and recovery rates for 2013 relative to 2012.  Similar to previous years, production from Chapada is expected to be higher in the second half of 2013.

By-product cash costs for the quarter were negative $1,796 per GEO compared with negative $1,473 per GEO for the same quarter in 2012.  Favourable by-product cash cost credit per GEO was mainly due to the effect of higher copper sales volume partly offset by lower copper prices in the first quarter of 2013 compared to 2012.

Co-product cash costs were $463 per GEO in the first quarter, compared to $348 per gold ounce in the same quarter of 2012.  Co-product cash costs for copper were $1.90 per pound in the first quarter versus $1.51 per pound in the same quarter of 2012.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $125.9 million (Q1 2012 - $148.4 million).  Revenues included mark-to-market adjustments and provisional pricing settlements in the quarter of negative 7.4 million (Q1 2012 - positive $11.3 million).

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In December 2011, the Company completed the feasibility study and basic engineering on the oxides at Suruca. The deposit will support an additional average production of 45,000-50,000 gold ounces per year to Chapada’s operations over an initial five years.  Production in 2014 is expected to reflect a contribution from Suruca.

Drilling continued at Corpo Sul's gold and copper deposit discovered in 2011 at the southwest end of the ore body of Chapada with mineral resources of higher average grade cores especially near the current Chapada pit.  These new discoveries have led to the initiation of a pre-feasibility study, which was completed in late 2012.  A feasibility study is in progress to be completed in late 2013.  Chapada is expected to enhance throughput by blending the ore from the main Chapada pit with the higher grade ore from Corpo Sul and as its size and scale increases, it will be evaluated as a stand-alone ore body.

The Company’s strategic plan is to target sustainable production from Chapada at levels of at least 150,000 gold ounces and 135.0 million pounds of copper from 2015 for at least five years.

El Peñón, Chile

El Peñón produced 120,684 GEO in the first quarter, compared to 110,675 GEO in the same quarter of 2012, representing a 9% increase quarter-over-quarter.  Production for the quarter consisted of 90,155 ounces of gold and 1.5 million ounces of silver, compared with 72,742 ounces of gold and 1.9 million ounces of silver produced in the first quarter of 2012.  Production of gold increased by 24%, compared with the same quarter of 2012, mainly as a result of higher feed grade, while production of silver decreased by 20% due to lower feed grade and lower recovery rate.  Ore feed to the mill increased by approximately 8% quarter-over-quarter.  The amount of ore feed to the mill from the higher gold grade areas of the Aleste-Bonanza zone in the quarter resulted in slightly lower silver recoveries.  Future silver recoveries will vary according to the blending of ore being fed to the mill, expecting an improvement in the second half as result of the planned feed.  While gold feed grade and recovery rate are expected to continue at the current levels, silver recovery rate is expected to improve in 2013, according to the mine plan.

Cash costs were $455 per GEO in the first quarter, compared with $442 per GEO in the first quarter in 2012.  The increase in cash costs is due to inflationary pressures in Chile primarily in relation to labour rates.

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Exploration has been ongoing at El Peñón for 20 years, which has a long track record of replacement of ounces mined. The new discoveries at Dorada Sur and Dorada Oeste, Fortuna Este and Bonanza West are being focused on in an effort to advance these targets to mineable mineral reserves in the near term.  This is expected to return significant near surface gold and silver values, improve production and provide mining flexibility for a sustainable production level of about 440,000 GEO per year and ultimately increase mine life.  Development has commenced at Pampa Augusta Victoria and an open-pit is expected to start in the first half of 2013.

Gualcamayo, Argentina

Gualcamayo produced 30,177 ounces of gold in the first quarter, slightly lower than 31,502 ounces of production in the fourth quarter of 2012 and compares with 39,263 ounces produced in the first quarter of 2012.  Lower production was the result of lower feed grade from stockpiled ore, partly offset by higher recovery.  Ore processed also declined as compared to the comparable quarter.  The mining operations at Gualcamayo are transitioning from QDD Main Phase II to Phase III with current production sourcing primarily from stockpiled material of Phase II being placed in the new Valle Norte heap leach pad.  As this transition is completed, production at Gualcamayo is expected to increase.

Cash costs were $584 per ounce in the quarter ended March 31, 2013 compared with $436 per ounce in the first quarter of 2012.  Inflationary pressures on labour and consumable costs, lower grade and re-handling of waste costs resulted in higher cash costs.

Underground development of QDD Lower West continues to advance and project completion remains on schedule.  Full ramp-up of Gualcamayo’s expansions will add production from QDD Lower West underground and AIM open-pit deposits.

A conceptual study on the evaluation of milling higher grade ore at Gualcamayo, subject to mineral resource increase in 2013, is expected to be completed in 2013.

Mercedes, Mexico

Mercedes produced 36,575 GEO in the quarter, representing an increase of 53% over the 2012 first quarter production of 23,953 GEO, which included commissioning production of 8,959 GEO.  Production in the first quarter of the year consisted of 33,039 ounces of gold and 176,801 ounces of silver, compared with 22,016 ounces of gold and 96,887 ounces of silver in 2012.  Cash costs per GEO were $519 per GEO, 3% lower than the cash costs in the same quarter of 2012.

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All operating measures at Mercedes have shown improvement over the first quarter of 2012, notably, gold feed grade increased by 11%, silver recovery rate increased by 37% and tonnage of ore processed increased by 21% over the same quarter of 2012.  These improvements also led to the lower cash costs per GEO.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which started production from flat-lying ore in the third quarter of 2012.  Confirmation of the width and grades of mineralization by infill drilling at Lupita and the recent discovery of high-grade mineralization at Rey de Oro that may be amenable to underground mining methods, are expected to continue growth of the measured and indicated mineral resources that will extend mine life, maintain higher throughput and sustainable production levels.

Jacobina, Brazil

Gold production at Jacobina was 17,366 ounces in the first quarter, compared with 30,493 ounces produced in the same quarter of 2012.  Higher dilution resulting from insufficient development work, as well as lower feed grade, impacted production in the quarter.

Cash costs were $1,276 per ounce for the first quarter compared with $666 per ounce in the first quarter of 2012.  Cash costs reflect the reduced production volume in the quarter but are expected to return to more normal levels of approximately $650-$750 per ounce.

The Company has initiated a plan to reduce costs rather than maximize production at Jacobina.  The objective is to produce quality ounces with sustainable margins and maximize profitability at producing mines whose all-in cash costs exceed the average cost structure.  The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

The Company is also taking active steps to more quickly access higher grade areas of the mining complex to improve production levels while maximizing margins and continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas creates the opportunity for production to increase to over 140,000 ounces; the timing of which is dependent on the pace of development work in these higher grade areas.

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Minera Florida, Chile

Minera Florida produced a total of 34,024 GEO in the quarter, an increase from fourth quarter 2012 production of 32,797 GEO and an increase of 38% versus production of 24,705 GEO in 2012.   Production consisted of 26,651 ounces of gold and 368,634 ounces of silver, compared to 22,101 ounces of gold and 130,191 ounces of silver in the first quarter of 2012.  Improvements in the mine plan have led to access to higher grade ore at the mine and improved dilution.  A portion of the increase is also attributable to production from the tailings retreatment plant.  Comparison of grade, ore feed to plant and recovery to the prior quarter is not meaningful as production from the tailings retreatment plant comes from lower grade ounces with reduced recovery.  However, they benefit from no mining costs and credit from zinc as a by-product.  In addition, there is modest sustaining capital for the tailings retreatment plant.  On balance, this lead to higher production at an overall cash cost comparable to the prior period.  Accessing higher grade underground ore should further improve production and cost although current zinc prices will mean that the extra ounces from the tailings retreatment plant may be produced at higher costs.  The tailings retreatment plant reached full design capacity in January 2013.

In addition, the mine produced 928 tonnes of zinc in the quarter, compared with 1,588 tonnes of zinc produced in the first quarter of 2012.  Zinc is accounted for as a by-product credit to cash costs.

Cash costs for the quarter were $744 per GEO compared with $748 per GEO in the same quarter in 2012.  Lower mining costs expected as a result of processing tailings material were partly offset by higher costs for power, increased costs for temporary mine services and labour inflation, lower credits from sales of zinc as a result of lower production and lower prices for zinc.

OTHER MINES

Fazenda Brasileiro, Brazil

Production at Fazenda Brasileiro was 16,797 ounces of gold in the quarter compared to 14,059 ounces of gold in the same quarter of 2012, representing a 19% quarter-over-quarter increase.  The increased production was mainly due to higher gold feed grade and higher recovery rate.

Cash costs averaged $920 per ounce for the quarter, 11% lower than $1,037 per ounce in the first quarter of 2012.

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The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves.  The Company has been mining at Fazenda Brasileiro for nearly ten years.  The mine continues to further outline exploration potential and mineral resource additions are expected in 2013.

The Company continues infill and extension drilling at Fazenda Brasileiro with a focus on increasing mineral reserves and mineral resources.

Alumbrera, Argentina

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $0.1 million for the three months ended March 31, 2013, compared with $10.9 million for the same period of 2012.  Lower earnings for the first quarter of 2013 compared to the same period of 2012 were primarily due to lower revenues driven by lower copper prices and lower copper sale volumes, combined with higher operating costs due to inflationary pressures.

The Company received cash distributions of $4.6 million in the quarter ended March 31, 2013, compared with $nil cash distribution in the first quarter of 2012.  In the first quarter, Minas Argentinas S.A. ("MASA"), a wholly-owned subsidiary of the Company, entered into a 1-year $43.8 million loan facility agreement with Alumbrera.  At March 31, 2013, MASA drew down $43.8 million against the facility.  The principal drawn down bears interest at 2% per annum.

For the quarter, attributable production from Alumbrera was 8,222 ounces of gold and 6.3 million pounds of copper.  This compares with attributable production of 9,317 ounces of gold and 8.0 million pounds of copper in the first quarter of 2012.

By-product cash costs per ounce of gold were negative $303 for the quarter ended March 31, 2013, compared with negative $1,270 per ounce in 2012.  Co-product cash costs per ounce for gold averaged $396 for the quarter ended March 31, 2013, compared with $337 per ounce for the same quarter of 2012.  Co-product cash costs for copper averaged $2.40 per pound for the quarter ended March 31, 2013, compared with $1.85 per pound for the first quarter of 2012.

Ernesto/Pau-a-Pique, Brazil

The Company continued commissioning at Ernesto/Pau-a-Pique during the quarter.  The operation is made up of two different deposits, Ernesto, which is a lower grade open pit deposit, and Pau-a-Pique, which is a higher grade underground deposit, with one common plant.  A provisional permit was obtained for the Ernesto deposit and mining commenced first at this deposit as further development continued at Pau-a-Pique.  With production coming only from the lower grade Ernesto open-pit deposit, a more gradual ramp up has been undertaken. The Company has also increased the exploration effort to find additional open-pit mineral resources to increase production levels from the open-pit and is currently evaluating additional measures to mitigate the impact to costs as part of a broader emphasis on cost mitigation.

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The Company has provisional permits for Ernesto and expects that definitive permits for the entire operation will be issued under a proposed new Brazilian mining code legislation which is in progress.

CONSTRUCTION AND DEVELOPMENT PROJECTS
The following summary highlights key updates from the Company’s construction and development projects.

C1 Santa Luz, Brazil

Construction of the project was completed by the end of the quarter and commissioning has begun.  Power will be initially provided by diesel generators though completion of a power line is well advanced and is expected to be completed in June.  With all provisional permits for mining and processing in place, commissioning commenced in late April and production is expected to ramp up and be completed mid-2013.  The Company has sufficient water in storage for commissioning and transition to full operations.  Recently discovered water wells and continuous rain during the rainy season, which this year was delayed, have increased water availability for operations.   While the mining rate is increasing during commissioning, both mined ore and stockpiled ore will be processed. The Company has accumulated a sufficient stockpile during the period pending sufficient water in storage for a significant portion of the commissioning period.

C1 Santa Luz is an open pit and potential underground operation with expected annual production of approximately 100,000 gold ounces, although only a portion of that would be produced in 2013.

Pilar, Brazil

Construction progress is on schedule with commissioning expected to begin in mid-2013 with completion of commissioning expected by the end of 2013.  As at March 31, 2013, mine and plant were over 85% complete.  Underground development at Pilar continued to progress and reached a total length of more than 11,000 metres.  Underground development and work on a feasibility study also continued at Caiamar during the quarter.  The ore from this satellite deposit is expected to be processed at Pilar with the higher grades offsetting the additional transportation costs.  Additionally, the Company has elected to take Maria Lazarus through the development cycle on an expedited basis given exploration drilling results to date.  The drilling program at Maria Lazarus is intended to increase and upgrade mineral resources.

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Annual production from the mine is estimated to be 120,000 ounces of gold.

Cerro Moro, Argentina

Cerro Moro hosts an initial indicated mineral resource of 1.95 million GEO and an inferred mineral resource of 490,000 GEO.

The Company has engaged in pre-development work by way of starting a production ready decline targeting the largest of the known ore bodies, Escondida.  In addition to providing flexibility to advance the timeline for development, this pre-development work would provide a platform for further exploration work and permit access to the ore body, providing greater certainty and knowledge of its physical properties and grade continuity.  Technical and trade-off studies have been completed which support continuation to a feasibility level study for the project.  Based on these studies, the feasibility study will consider a mine plan combining both open-pit (30%) and underground (70%) mining operations to sustain a process plant with a throughput rate of approximately 1,000 tonnes per day and an expected recovery of approximately 200,000 GEO per annum.  The feasibility study is expected to be completed sometime in 2014.  Depending on the outcome of the studies and subsequent construction decision, production should begin in 2016.

Initial capital costs are expected to be below $400 million and operating costs are expected to be below $450 per ounce.

EXPLORATION

The Company is committed to developing its future based on its exploration successes and organic growth with programs targeting mineral reserve growth and mineral resource discovery in addition to development projects and discoveries at existing operations.

The 2013 exploration program is focused on increasing the Company’s mineral reserves and mineral resources, accelerating the development of new discoveries such as Jordino and Maria Lazarus at Pilar, the extension of Pampa Augusta Victoria and the definition of a new discovery at El Peñón, the expansion of high grade mineral resources at Jacobina, the delineation and expansion of Corpo Sul at Chapada, the delineation and expansion of QDD Lower West at Gualcamayo and the development of several greenfield projects with the potential to be brought into the Company’s project pipeline, enhancing present and future asset values. The Company also continues its exploration and evaluation activities at Cerro Moro, the advanced exploration stage project obtained through the acquisition of Extorre Gold Mines Limited in August 2012.

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OUTLOOK AND STRATEGY

The Company continues on a steady path of organic growth.  Consistent with the Company's goal in prior years, the Company continues to strive to become a more prudent precious metal company.  In doing so, the Company remains focused on cost control, operational performance and sustainable volume growth always with a "simple to understand" objective of performing financially and maximizing cash flows.  Emphasis remains on comparatively low costs to drive margins and cash flow, delivery of high quality ounces and projects while maintaining disciplined capital spending, along with our commitment to adhere to the best practices for health, safety and environmental protection.

Production in 2013 is expected to exceed 1.44 million GEO.  This will represent an increase from 2012 production of at least 20%, most of which will come from a full year of production at Mercedes, the ramp-up of the expansion project at Minera Florida, the ramp-up of production at new mines, primarily from C1 Santa Luz and Pilar.

Following the recent significant decline in gold prices, the Company is evaluating its production targets for future years although at the present time is pursuing its targets.  However, all pending projects are being evaluated to reflect the risk of a period in which metal prices remain at or below these levels.  This particularly affects Cerro Moro, Suruca and Corpo Sul.  Again, while it is anticipated that all of these projects will continue, as they present significant value at or below current metal prices, the Company believes it is prudent to evaluate its ongoing capital investments to ensure a disciplined approach is taken which reflects, among other reasons, the risk of continuing erosion to metal prices.

A similar approach is being taken to producing mines whose all-in cost exceeds the average cost structure.  The objective is to produce quality ounces with sustainable margins and maximize profitability and as such, the emphasis will be on reducing costs rather than maximizing production.  Both Jacobina and Ernesto/Pau-a-Pique are being evaluated in this way.

The Company has already initiated a plan to reclaim the potential loss of margin that is likely to result in the short term from the lower prices. This proactive program is targeted to reduce all-in co-product costs by approximately $150 plus per GEO by the end of 2013, of which approximately $100 per GEO reduction should be achievable by mid-year. This may or may not have an impact on all-in by-product costs which include copper metal sales as a by-product credit and impacted by the market price of copper. These cost savings will be realized through reductions in operating costs, capital expenditures, exploration and general and administrative costs. The Company believes this proactive approach is prudent given the recent reality of market conditions and commodity price levels despite the general belief that over time this price drop would result in a decline to inputs and the industry's overall cost structure.

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In addition to this new cost reduction initiative, the Company will continue with other margin expansion plans such as the automation of operations that have been ongoing over a longer period.  The Company is committed to deliver positive results at every operation in the portfolio and will consider other alternatives at those operations that deliver the least improvement.  Over the longer term, as current commodity price levels are better reflected in input costs and currencies, the Company will strive to reflect this through further margin expansion.  The Company remains focused on the preservation and increase in margins to generate stronger free cash flow.

Silver production is expected to be consistent at between 8 million to 9 million ounces in each of 2013 and 2014.  Silver production is reported as gold equivalent ounces and included in the above forecasts at a ratio of 50:1.

Copper production is expected to be in the range of 120 million to 135 million pounds in 2013 and 130 million to 145 million pounds in 2014.  These estimates reflect the production from Chapada and do not include the attributable production from the Company’s 12.5% interest in Alumbrera.

By 2015, production is targeted to be at a sustainable level of approximately 1.75 million GEO.  This includes production from the existing mines and development projects.  Planned sustainable production will be augmented by additional production from the projects that are now being evaluated, particularly from the Cerro Moro project for which an exploration program as well as a feasibility study are being advanced.  Expected production from these projects is not included in the projected total but could increase sustainable production levels.

Cash costs for 2013 are forecast to be below $365 per GEO assuming base metal by-product credits at a price of $4.00 per pound of copper.

The 2013 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore identified greenfield targets and identify new targets.

In addition to $1.0 billion of available cash and undrawn credit available at March 31, 2013, the Company expects significant increases in cash flows by the fourth quarter of 2013 after completion of the current development projects.  The Company continues to evaluate additional growth projects with the objective of maximizing cash flows.  Net free cash flow is expected to increase as the Company's capital requirements decrease into 2014 and cash flow from operations increases.

Further details of the 2013 first quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports.

FIRST QUARTER CONFERENCE CALL

Q1 Conference Call Information for Wednesday May 1, 2013, 8:30 a.m. ET

Toll Free (North America):                                   1-800-355-4959
Toronto Local and International                            416-695-6616
International: Participant Audio Webcast: www.yamana.com

Q1 Conference Call REPLAY:

Toll Free Replay Call (North America):             1-800-408-3053            Passcode 9088417
Toronto Local and International:                          905-694-9451            Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on May 1, 2013 until 11:59 p.m. ET on May  15, 2013.

Via Webcast
Live Audio & Webcast: www.yamana.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will take place on Wednesday May 1, 2013 at 11:00 a.m. ET at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live video and audio webcast including slide presentation can be accessed from Yamana’s website.

Via Webcast

Live Video and Audio webcast: www.yamana.com

Page | 16

For further information on the conference call, annual meeting or audio webcast, please contact the Investor Relations Department at investor@yamana.com or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

Page | 17

Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO ⁽¹⁾
El Peñón
Q1 2013	361,377	8.37	176.4	93.0	74.0	90,155	1,526,45	120,684	117,557	$455
Tota 2012	1,415,292	7.47	199.21	93.5	80.0	317,557	7,246,951	462,496	457,704	$440
Q4 2012	362,874	8.59	195.00	93.0	76.0	93,448	1,733,573	128,119	127,431	$415
Q3 2012	361,544	7.72	196.33	93.3	78.1	83,092	1,768,273	118,457	117,390	$422
Q2 2012	355,132	6.32	194.34	94.1	82.5	68,275	1,848,501	105,245	104,873	$491
Q1 2012	335,741	7.19	212.02	93.5	82.9	72,742	1,896,604	110,675	108,010	$442
Total 2011	1,452,090	7.05	215.90	93.0	84.0	306,184	8,470,112	475,586	473,607	$400
Q4 2011	363,796	6.91	200.2	93.1	83.9	75,407	1,981,806	115,043	116,174	$413
Q3 2011	367,503	6.77	215.46	93.6	86.8	76,347	2,213,974	120,627	125,600	$407
Q2 2011	362,778	7.64	220.24	93.4	85.1	80,861	2,162,850	124,118	117,030	$382
Q1 2011	358,013	6.91	227.80	92.0	79.9	73,568	2,111,482	115,798	114,803	$397
Minera Florida
Q1 2013	411,578	2.98	45.84	69.0	56.3	26,651	368,634	34,024	35,095	$744
Total 2012	902,787	3.34	39.29	81.1	67.6	89,163	825,812	105,679	107,198	$797
Q4 2012	222,440	3.53	46.90	81.6	69.8	27,889	245,393	32,797	33,244	$805
Q3 2012	227,246	2.97	37.16	80.5	67.3	19,994	210,297	24,200	24,371	$826
Q2 2012	224,107	3.15	43.31	80.8	69.6	19,179	239,931	23,978	23,229	$811
Q1 2012	228,994	3.70	25.23	81.4	62.4	22,101	130,191	24,705	26,354	$748
Total 2011	920,388	3.50	38.40	84.0	68.3	86,914	791,173	102,738	101,565	$591
Q4 2011	207,147	3.37	50.3	83.5	68.9	18,326	241,208	23,151	23,219	$706
Q3 2011	242,670	3.45	38.01	84.0	67.6	22,569	200,399	26,577	28,717	$588
Q2 2011	238,287	3.43	31.77	83.9	68.0	22,034	167,114	25,376	22,831	$614
Q1 2011	232,284	3.78	35.15	84.6	68.7	23,986	182,453	27,635	26,798	$476

Page | 18

Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	GEO Produced	GEO Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO
Chapada
Q1 2013	5,108,519	0.23	56.0	23,358	24,882	($1,769)	$463
Total 2012	21,591,482	0.29	59.4	128,171	121,030	($1,865)	$333
Q4 2012	5,734,592	0.28	59.4	32,498	29,331	($2,021)	$349
Q3 2012	5,566,744	0.30	58.6	33,610	29,883	($1,659)	$341
Q2 2012	5,802,649	0.30	59.8	35,697	35,847	($2,207)	$302
Q1 2012	4,487,496	0.29	59.6	26,367	25,969	($1,473)	$348
Total 2011	20,581,385	0.32	63.8	135,346	134,483	($2,454)	$319
Q4 2011	5,559,778	0.32	60.5	34,313	34,497	($1,715)	$320
Q3 2011	5,075,556	0.33	66.0	36,075	30,236	($2,045)	$329
Q2 2011	4,857,313	0.32	64.3	31,566	35,527	($3,555)	$342
Q1 2011	5,088,739	0.32	64.7	33,392	34,223	($2,615)	$286
Jacobina
Q1 2013	414,725	1.45	90.0	17,366	20,718		$1,276
Total 2012	2,104,683	1.84	93.8	116,863	114,786		$747
Q4 2012	508,737	1.87	92.5	28,337	25,843		$825
Q3 2012	545,578	1.81	94.4	30,028	31,385		$768
Q2 2012	523,603	1.75	95.1	28,005	27,852		$735
Q1 2012	526,765	1.94	93.0	30,493	29,706		$666
Total 2011	2,148,275	1.89	93.3	121,675	123,323		$643
Q4 2011	527,537	2.03	93.4	31,983	32,904		$646
Q3 2011	559,207	1.89	92.9	31,567	30,528		$654
Q2 2011	532,496	1.74	93.4	27,806	28,354		$663
Q1 2011	529,035	1.91	93.5	30,319	31,537		$611
Fazenda Brasileiro
Q1 2013	246,006	2.36	89.8	16,797	15,594		$920
Total 2012	1,048,489	2.22	89.5	67,130	66,805		$872
Q4 2012	270,998	2.28	91.8	18,251	17,773		$856
Q3 2012	255,769	2.52	89.6	18,601	20,448		$803
Q2 2012	251,430	2.27	88.4	16,219	14,048		$827
Q1 2012	270,292	1.84	88.1	14,059	14,536		$1,037
Total 2011	936,459	2.07	88.4	55,163	56,907		$937
Q4 2011	234,767	2.33	88.1	15,568	16,430		$915
Q3 2011	249,752	1.99	89.9	14,335	14,534		$940
Q2 2011	246,551	2.02	87.5	14,007	13,052		$934
Q1 2011	205,389	1.93	88.2	11,252	12,891		$968

Page | 19

Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO ⁽¹⁾
Gualcamayo
Q1 2013	1,793,223	0.67	79.0	30,177	28,530	$584
Total 2012	7,742,140	0.80	75.5	147310	149,372	$536
Q4 2012	2,002,170	0.66	75.8	31502	33,568	$485
Q3 2012	1,664,568	0.78	94.0	38,248	42,095	$669
Q2 2012	1,977,398	0.90	71.6	38,297	33,832	$547
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$436
Total 2011	7,578,156	0.97	68.4	158,847	160,326	$441
Q4 2011	1,955,094	0.99	65.4	40,676	40,908	$424
Q3 2011	1,844,293	0.94	67.7	37,381	38,354	$442
Q2 2011	1,882,237	1.02	74.4	43,194	46,399	$399
Q1 2011	1,896,533	0.95	66.4	37,597	34,665	$507
Alumbrera
Q1 2013	1,171,078	0.34	64.8	8,222	7,507	($303)
Total 2012	4,962,373	0.40	71.0	46,077	43,580	($1,203)
Q4 2012	1,305,186	0.36	71.0	10,769	13,546	($2,012)
Q3 2012	1,271,732	0.45	72.8	13,633	18,566	($2,254)
Q2 2012	1,218,825	0.44	71.2	12,359	3,242	$711
Q1 2012	1,166,630	0.36	67.5	9,317	8,227	($1,270)
Total 2011	4,775,130	0.42	69.4	44,502	44,664	($1,448)
Q4 2011	1,176,148	0.30	68.3	7,746	9,709	($1,351)
Q3 2011	1,239,638	0.44	71.8	12,712	11,177	($1,216)
Q2 2011	1,227,348	0.47	68.2	12,670	12,367	($1,736)
Q1 2011	1,131,995	0.45	69.3	11,374	11,412	($1,452)

Page | 20

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO ⁽¹⁾
Mercedes
Q1 2013	165,122	6.54	86.09	95.0	39.0	33,039	176,801	36,575	42,156	$519
Total 2012	603,188	6.43	78.42	94.8	32.0	116,215	489,747	126,010	126,515	$485
Q4 2012	164,285	7.38	85.17	95.8	39.0	36,057	169,313	39,443	36,879	$435
Q3 2012	151,415	6.77	74.23	94.5	29.6	31,497	110,817	33,713	31,835	$490
Q2 2012	151,425	5.53	70.63	94.9	30.8	26,646	112,729	28,900	28,760	$499
Q1 2012	136,063	5.90	83.62	93.7	28.4	22,016	96,887	23,953	29,041	$534

Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Q1 2013	5,108,519	0.31	77.0	27.4	29.1	$1.90
Total 2012	21,591,482	0.39	82.2	150.6	139.0	$1.40
Q4 2012	5,734,592	0.40	81.1	40.5	37.3	$1.38
Q3 2012	5,566,744	0.40	80.6	39.4	37.1	$1.38
Q2 2012	5,802,649	0.38	83.3	40.4	37.4	$1.34
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$1.51
Total 2011	20,581,385	0.42	87.4	166.1	153.6	$1.29
Q4 2011	5,559,778	0.43	86.7	45.4	43.6	$1.20
Q3 2011	5,075,556	0.42	87.5	41.4	38.7	$1.45
Q2 2011	4,857,313	0.43	88.4	40.8	41.6	$1.32
Q1 2011	5,088,739	0.39	87.1	38.5	29.7	$1.21
Alumbrera
Q1 2013	1,171,078	0.32	75.2	6.3	5.5	$2.40
Total 2012	4,962,373	0.40	84.0	37.4	35.4	$1.81
Q4 2012	1,305,186	0.30	85.0	8.5	11.1	$2.15
Q3 2012	1,271,732	0.44	85.1	10.4	14.8	$1.92
Q2 2012	1,218,825	0.45	85.9	10.5	2.3	$1.41
Q1 2012	1,166,630	0.40	79.4	8.0	7.2	$1.85
Total 2011	4,775,130	0.40	77.2	32.2	31.5	$1.82
Q4 2011	1,176,148	0.30	78.9	6.2	7.7	$2.59
Q3 2011	1,239,638	0.44	79.5	9.5	7.9	$1.58
Q2 2011	1,227,348	0.45	77.2	9.3	8.8	$1.54
Q1 2011	1,131,995	0.39	73.1	7.1	7.1	$1.85

Page | 21

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form for the year ended December 31st, 2012 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F for the year ended December 31st, 2012 filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Page | 22

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Page | 23

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•   Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
•   Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•   Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
•   Cash flows generated from operations before changes in non-cash working capital - excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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